UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Infrastructure Income Fund Inc.

(Name of Subject Company (Issuer))

Brookfield Infrastructure Income Fund Inc.

(Name of Filing Person(s) (Issuer))

Class I Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G306

(CUSIP Number of Class of Securities)

Class D Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G108

(CUSIP Number of Class of Securities)

Class S Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G405

(CUSIP Number of Class of Securities)

Class T Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G207

(CUSIP Number of Class of Securities)

Brian F. Hurley
Brookfield Asset Management Inc.

225 Liberty Street
New York, NY 10281
(855) 777-8001

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))

COPIES TO:

Michael R. Rosella, Esq.
Thomas D. Peeney, Esq.
Paul Hastings LLP

200 Park Avenue
New York, NY 10166

(212) 318-6000

May 29, 2024

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document.

Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
April 30, 2024	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value
May 1, 2024	Prior Admission Date	the last date before the Commencement Date as of which Shares of the Fund were sold
May 29, 2024	Commencement Date	the date as of which the Offer commenced
June 27, 2024*	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
June 27, 2024*	Tender Withdrawal Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
June 28, 2024*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs)
July 26, 2024*	Acceptance Date	the date which is 40 business days after the Commencement Date

* Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Brookfield Infrastructure Income Fund Inc. (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) shares of the Fund (“Shares”). (As used in this Schedule TO, the term “Shares” refers to the shares of common stock in the Fund constituting the security which is the subject of this Offer (as defined below).) Specifically, the Fund is offering to purchase Shares in an amount up to 20.0% of the Fund’s net asset value, calculated as of the prior calendar quarter end, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date. (Net asset value per Share is equal to the value of the total assets of the Fund (including the net asset value of each class of Shares, including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund.)) As described below in Item 5, the Prospectus states that the Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of its outstanding Shares at the applicable net asset value per Share as of the applicable valuation date in the sole discretion of the Board of Directors of the Fund. For this Offer, however, the Adviser recommended to the Board of Directors that the Fund conduct a tender offer for up to 20.0% of its outstanding Shares. The Adviser believes an increased tender offer in this quarter is in the Fund's best interests because it may serve to enhance the Fund's portfolio construction. Shareholders desiring to tender Shares for purchase must do so by 5:00 P.M., Eastern time, on the Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together, constitute the “Offer”), by 5:00 P.M., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, in the event of any extension of the Offer, by 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder tenders any of its Shares and the Fund purchases those Shares, proceeds will generally be paid in cash, the amount of which will be determined as of the Valuation Date, equal to the net asset value of the Shares tendered.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investments in which it invests, or borrowings (as applicable).

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund may repurchase Shares without consent or other action by the Shareholder or other person if the Fund determines that:

•	the Shares have vested in any other person other than by operation of law as a result of the death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

•	ownership of the Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, or require registration of the Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

•	continued ownership of the Shares by a Shareholder may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares were not true when made or has ceased to be true; or

•	with respect to a Shareholder subject to special laws or compliance requirements, such as those imposed by ERISA, the Bank Holding Company Act or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Express/Overnight Delivery:	Standard Mail:
Brookfield Infrastructure Income Fund Inc.	Brookfield Infrastructure Income Fund Inc.
430 W 7th Street	PO Box 219501
Suite 219501	Kansas City, MO 64121-9501
Kansas City, MO 64105-1407

or email to brookiiai@sscinc.com so that it is received before 5:00 P.M., Eastern time, on the Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date, and such change may be material. It is possible that during the time period between the Prior NAV Calculation Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more of the Fund’s underlying investments, could cause a decline in the value of Shares in the Fund.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 5:00 P.M., Eastern time, on the Tender Withdrawal Date. Also realize that the Offer is set to expire on the Tender Withdrawal Date (or, if the Offer is extended, the latest applicable Tender Withdrawal Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2. ISSUER INFORMATION

(a)          The name of the issuer is Brookfield Infrastructure Income Fund Inc. The Fund is a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund’s principal executive office is located at Brookfield Place, 225 Liberty Street, New York, New York 10281, and its telephone number is (855) 777-8001.

(b)          The title of the securities which are the subject of the Offer is “shares of common stock of the Fund.” The Fund currently offers four classes of Shares. As of the close of business on the Prior NAV Calculation Date, there were 189,962,394.69, 23,413,232.29 and 63,062.94 Class I Shares, Class S Shares and Class D Shares, respectively, issued and outstanding, and the Fund’s aggregate net asset value was $2,173,375,650.15. As of the close of business on the Prior NAV Calculation Date, there were no Class T Shares of the Fund issued and outstanding. As of the close of business on the Prior NAV Calculation Date, the net asset value was $10.19, $10.16 and $10.06 per Class I Share, Class S Share and Class D Share, respectively. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 20.0% of the Fund’s net asset value as of the prior calendar quarter end, as described above in Item 1, subject to any applicable extension of the Offer.

(c)	There is no established trading market for the Shares.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Brookfield Infrastructure Income Fund Inc. The Fund’s principal executive office is located at Brookfield Place, 225 Liberty Street, New York, New York 10281, and its telephone number is (855) 777-8001. The investment adviser of the Fund is Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3, and its telephone number is 416-363- 9491. The members of the Fund’s Board of Directors (the “Board of Directors”) are Edward A. Kuczmarski, Stuart A. McFarland, Heather S. Goldman, William H. Wright II, Betty Whelchel and Brian F. Hurley. The address of each member of the Board of Directors is c/o Brookfield Infrastructure Income Fund Inc., 225 Liberty Street, New York, New York 10281, and the telephone number of each member of the Board of Directors is (855) 777-8001.

The executive officers of the Fund (each, an “Executive Officer” and collectively, the “Executive Officers”) are Chloe Berry, President, Casey P. Tushaus, Treasurer, Brian F. Hurley, Secretary, Craig A. Ruckman, Assistant Secretary, Adam R. Sachs, Chief Compliance Officer and Mohamed S. Rasul, Assistant Treasurer. The address of each Executive Officer is c/o Brookfield Infrastructure Income Fund Inc., 225 Liberty Street, New York, New York 10281, and the telephone number of each Executive Officer is (855) 777-8001.

ITEM 4. TERMS OF THE TENDER OFFER

(a)          (i)        Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 20.0% of the Fund’s net asset value as of the prior calendar quarter end which are tendered by Shareholders by 5:00 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, by 5:00 P.M., Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)      The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time, as described above in Item 1). Each Shareholder tendering Shares which are accepted for purchase will receive payment of an amount totaling the value of the Shareholder’s tendered Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Payment will generally be in cash and will be paid as soon as possible following the determination of the NAV for the Valuation Date. No commission will be payable to the Fund in connection with the Offer, however, Shares tendered within 12 months of the original issue date of such Shares will be subject to a fee of 2.00% of the net asset value of the Shares repurchased by the Fund (“Early Withdrawal Fee”). The Early Withdrawal Fee will be made by reducing the purchase amount for Shares acquired pursuant to the Offer.

(iii)      Shareholders desiring to tender Shares for purchase must do so by 5:00 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, by 5:00 P.M., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date).

(iv)	Not applicable.

(v)       The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date:

(a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi)      In accordance with the terms set forth in the Prospectus, a tender of Shares made pursuant to this Offer may be withdrawn at any time before 5:00 P.M., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 5:00 P.M., Eastern time, on the latest applicable Tender Withdrawal Date). Pursuant to Rule 13e-4(f)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)     Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund by mail or e-mail no later than 5:00 P.M., Eastern time, on the Notice Date (or, if the Offer is extended, no later than 5:00 P.M., Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii)     For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives notice to the tendering Shareholder of its acceptance by (a) payment of the proceeds owed for the tendered shares; or (b) otherwise providing written notice to the tendering Shareholder (which may include electronic communications).

(ix)       If Shares in excess of 20.0% of the Fund’s net asset value as of the prior calendar quarter end are duly tendered to the Fund before the Notice Date and not withdrawn before the Tender Withdrawal Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer, in accordance with rules promulgated by the Securities and Exchange Commission (“SEC”); (c) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (d) accept Shares tendered before the Notice Date and not withdrawn before the Tender Withdrawal Date for payment on a pro rata basis based on the aggregate net asset value of the tendered Shares by each Shareholder. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)        The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time and may also be reduced or eliminated pursuant to the Fund’s expense limitation arrangement, as described in the Prospectus.

(xi)       Not applicable.

(xii)       The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires, among other things, that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs or experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

The Fund generally will be required to report to the IRS and each Shareholder the cost basis and holding period for each respective Shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a Shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the Shareholder does not need to take any additional action. If, however, a Shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the Shareholder must contact the Fund’s administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular share repurchase or transfer may not be changed after the Valuation Date in respect of that repurchase or transfer. Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits, such excess will constitute a non-taxable return of capital to the extent of the Shareholder’s adjusted basis in its Shares, and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Under the “wash sale” rules under the Code, provided the purchase of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares repurchased pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other shares of the Fund or substantially identical stock or securities within 30 days before or after such purchase and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss.

An additional 3.8% federal tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts. Shareholders should consult their tax advisors regarding the applicability of the tax on net investment income to their sale of Shares pursuant to the Offer.

Non-U.S. Investors. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “non-U.S. Investor”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, and as discussed in greater detail in the Fund’s Prospectus, absent a statutory exemption, the dividend received or deemed received by the non-U.S. Investors will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering non-U.S. Investor who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the non-U.S. Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of non-U.S. Investors (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Because an applicable withholding agent may not be able to determine if a particular non-U.S. Investor qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a non-U.S. Investor may be eligible to obtain a refund of all or a portion of any tax withheld if such non-U.S. Investor establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Prospectus entitled “Certain U.S. Federal Income Tax Considerations” for further information concerning the taxation of non-U.S. Investors. Non-U.S. Investors are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

A foreign financial institution or non-financial foreign entity that tenders Shares which are accepted for purchase pursuant to the Offer will generally be subject to withholding tax imposed under sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and applicable U.S. Treasury Regulations promulgated thereunder at a rate of 30% of the distributions payable to such foreign financial institution or non-financial foreign entity unless such foreign financial institution or non-financial foreign entity provides to the applicable withholding agent an applicable IRS Form W-8 demonstrating that FATCA withholding is not required. If the applicable withholding agent withholds tax under FATCA, it will not also withhold the 30% U.S. federal income tax described previously. The U.S. Treasury Department has released proposed U.S. Treasury Regulations which, if finalized in their present form, would eliminate the application of withholding imposed under FATCA with respect to payments of gross proceeds, which includes capital gain distributions from a regulated investment company (“RIC”) such as the Fund. Pursuant to these proposed U.S. Treasury Regulations, the Fund and any other applicable withholding agent may (but is not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed U.S. Treasury Regulations are rescinded. Non-U.S. Holders are urged to consult their own tax advisors to determine the effect, if any, of FATCA on their participation in the Offer. The Fund will not pay additional amounts to Shareholders in the event that FATCA withholding does apply.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements.

A non-U.S. Investor generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are, in many cases, excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(b)           Any Shares to be purchased from any affiliate, officer, or member of the Board of Directors of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Directors has the sole discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that in any given quarter, the Adviser may or may not recommend to the Board that the Fund conduct a tender offer. Specifically, the Prospectus states that the Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of its outstanding Shares at the applicable NAV per Share as of the applicable valuation date in the sole discretion of the Board of Directors. For example, if adverse market conditions cause the Fund’s investments to become more illiquid or trade at depressed prices or if the Adviser believes that conducting a tender offer for 5.0% of the Fund’s outstanding Shares would impose an undue burden on Shareholders who do not tender compared to the benefits of giving Shareholders the opportunity to sell all or a portion of their Shares at NAV, the Fund may choose not to conduct a tender offer or may choose to conduct a tender offer for less than 5.0% of its outstanding Shares. For this Offer, however, the Adviser recommended to the Board of Directors that the Fund conduct a tender offer for up to 20.0% of its outstanding Shares. The Adviser believes an increased tender offer in this quarter is in the Fund’s best interests because it may serve to enhance the Fund’s portfolio construction. Regardless of the recommendation of the Adviser, the Board may or may not determine to cause the Fund to conduct a tender offer for any given quarter.

The Fund has been informed that certain seed investors, which are affiliates of the Adviser, may tender some or all of their Shares to the Fund in response to this Offer. Otherwise, the Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Directors, the Executive Officers, or any person controlling the Fund, the Adviser, the Board of Directors, or the Executive Officers and (ii) any other person, with respect to the Shares.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a)            As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b)            Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and the 1940 Act, in accordance with the Prospectus. Shares generally may be purchased as of the first business day of each calendar month at the Fund’s then current net asset value per Share plus any applicable sales load, as described in the Fund’s current Prospectus.

(c)            None of the Fund, the Adviser, and the Board of Directors has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and shares issued to existing shareholders pursuant to the Fund’s dividend reinvestment plan) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Directors, the filling of any existing vacancy on the Board of Directors, or any change in any material term of the employment contract of any Executive Officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Fund’s Articles of Amendment and Restatement dated as of September 4, 2023 (as it may be amended, modified, or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Section 229.1006(c) of Regulation M-A under the Exchange Act are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)            The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 20.0% of the Fund’s net asset value as of the prior calendar quarter end (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources:

(i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the Fund’s investments; and (iv) possibly borrowings, as described in paragraph (d) below.

(b)            There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)	Not applicable.

(d)            None of the Fund, the Adviser, and the Board of Directors has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER

(a)            Securities Ownership. The information under the heading “Section 9—Certain Information About the Fund” in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

Not Applicable.

ITEM 10. FINANCIAL STATEMENTS

(a)            (1)      Reference is made to the audited financial statements of the Fund dated December 31, 2023, which were prepared by the Fund and filed with the SEC on Form N-CSR under the 1940 Act on March 11, 2024. Such financial statements are incorporated herein by reference in their entirety.

(2)	Not applicable.

(3)	Not applicable.

(4)	See (a)(1) and (a)(2) above.

(b)            The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11. ADDITIONAL INFORMATION

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Not applicable.

(c)	None.

ITEM 12. EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

F.	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

By:	/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	Secretary
Date:	May 29, 2024

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

F.	Calculation of Filing Fee Tables